Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

For the year ended December 31,	2013	2012	2011	2010	2009
Earnings:
(Loss) income from continuing operations before income taxes	$(1,816)	$324	$1,063	$548	$(1,498)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	-	-	-	-	-
Equity income	(12)	(99)	(127)	(54)	(17)
Fixed charges added to earnings	493	533	568	532	508
Distributed income of less than 50 percent-owned persons	89	101	100	33	56
Amortization of capitalized interest:
Consolidated	46	44	43	39	30
Proportionate share of 50 percent-owned persons	-	-	-	-	-

Total earnings	$(1,200)	$903	$1,647	$1,098	$(921)

Fixed Charges:
Interest expense:
Consolidated	$453	$490	$524	$494	$470
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	453	490	524	494	470

Amount representative of the interest factor in rents:
Consolidated	40	43	44	38	38
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	40	43	44	38	38

Fixed charges added to earnings	493	533	568	532	508

Interest capitalized:
Consolidated	99	93	102	96	165
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	99	93	102	96	165

Preferred stock dividend requirements of majority-owned subsidiaries	-	-	-	-	-

Total fixed charges	$592	$626	$670	$628	$673

Ratio of earnings to fixed charges	(A )	1.4	2.5	1.7	(B )

(A) For the year ended December 31, 2013, there was a deficiency of earnings to cover the fixed charges of $1,792.

(B) For the year ended December 31, 2009, there was a deficiency of earnings to cover the fixed charges of $1,594.